United States securities and exchange commission logo





                             November 10, 2020

       Scott Flaherty
       Chief Financial Officer
       Willis Lease Finance Corporation
       4700 Lyons Technology Parkway
       Coconut Creek, FL 33073

                                                        Re: Willis Lease
Finance Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 12,
2020
                                                            Form 10-Q for the
Fiscal Quarter Ended September 30, 2020
                                                            Filed November 4,
2020
                                                            File No. 001-15369

       Dear Mr. Flaherty:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Business
       Engine Leasing, page 5

   1. Please revise here or in MD&A to disclose typical provisions of your leases, such as lease terms and the basis for
payment (e.g., monthly, weekly, usage-based, etc.), and to provide an indication of the
extent to which your leases are long-term and short-term. Specific to lease rent revenue
(i.e., disregarding maintenance reserve revenue), please tell us whether any rents are based on
usage or impacted by required utilization rates or operating performance.
 Scott Flaherty
FirstName  LastNameScott  Flaherty
Willis Lease Finance Corporation
Comapany 10,
November   NameWillis
               2020    Lease Finance Corporation
November
Page  2    10, 2020 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
Note 3. Revenue from Contracts with Customers, page 54

2. Please revise to disaggregate lease rent revenue and maintenance reserve revenue for consistency with the presentation on the face of the statements of income.
Note 4. Equipment Held for Operating Leases, page 55

3. We note your disclosure on page 47 of the description of the methods used in computing depreciation with respect to major classes of depreciable assets comprising equipment held for operating lease. Please disclose balances and accumulated depreciation of major classes of equipment held for operating lease at the balance sheet date. Refer to ASC 842-
         30-50-13 and ASC 360-10-50-1.
Form 10-Q for Fiscal Quarter Ended September 30, 2020

Noted to Condensed Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
c) Risks and Uncertainties, page 10

4. You disclose the granting of rent concessions to customers, which provide lessees with payment deferral options or reduced rent. We note your disclosure that the rent concessions with reduced rent qualify for the COVID-19 practical expedient to account for the rent concessions outside of the modification framework. Please tell us how you account for these rent lease concessions, with specific consideration given to concessions resulting in payment deferrals. Please also disclose the manner or pattern in which the effect is being recognized in earnings as well as the impact on specific financial statement line items.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Lease Rent Revenue, page 24

5. We note lease rent revenue decreased by $27.6 million, or 19.4%, in the nine months ended September 30, 2020 primarily due to lower utilization and rent concessions. We note rent concessions totaled $5.2 million. Please revise to explain the extent to which the impact from concessions is due to concessions in the form of (1) reduced rent or (2)
         deferred payments accounted for as variable lease payments (which result in lower lease revenue now and higher lease revenue in the future).

         Please also disclose the expected impact from these and future concessions on your results of operations, cash flows, and liquidity.
Critical Accounting Policies and Estimates, page 24

6. We note your disclosure that there have been no material changes to your critical
 Scott Flaherty
Willis Lease Finance Corporation
November 10, 2020
Page 3
         accounting policies and estimates from the information provided in your 2019 Form 10-
         K. We also note disclosure regarding the impact Covid-19 has had on your business, including your statement that dramatically lower demand for air travel presents significant risks to you. Based on this and the reduction in lease rent and maintenance reserve revenue that has resulted from Covid-19, it is not clear why there have been no material changes to your critical accounting estimates, particularly with regarding to impairment testing assumptions resulting from any changes in expected use of equipment held for operating lease. Please advise.

         To the extent there have been material changes in estimates (e.g., under recoverability tests or measurement tests), please revise to provide appropriate disclosure, which may include key assumptions used and how the key assumptions were determined, the degree of uncertainty associated with the key assumptions, and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Financial Position, Liquidity and Capital Resources
Contractual Obligations and Commitments, page 30

7. Please tell us and disclose the expected or potential impact of COVID-19 and the delays in the Federal Aviation Administration (FAA) recertification of the Boeing 737 Max jet being returned to service on your commitment to purchase 17 LEAP-1B engines. In this regard, we note disclosure in your 2019 Form 10-K that certain purchase obligations are subject to escalation based on the closing date of each transaction. We also note your disclosure that purchase agreements generally contain terms that allow the Company to defer or cancel purchase commitments in certain situations. Please disclose whether deferrals or cancelations would result in increased costs or cancellation penalties.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 with any questions.



FirstName LastNameScott Flaherty                              Sincerely,
Comapany NameWillis Lease Finance Corporation
                                                              Division of
Corporation Finance
November 10, 2020 Page 3                                      Office of Trade &
Services
FirstName LastName